UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

TERRAFORM GLOBAL, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01

(Title of Class of Securities)

88104M101

(CUSIP Number)

Ricardo de Lima Assaf

Renova Energia S.A.

Avenida Roque Petroni Junior, 999

Sao Paulo, SP, Brazil 04707-910

Telephone: +55 (11) 35091000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Renova Energia S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,327,499
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,327,499
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,327,499 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.14% of the shares of Class A Common Stock (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:

(1) Based upon 118,597,013 shares of the Issuer’s Class A Common Stock outstanding, as reported in the Issuer’s prospectus (Form S-1/A) filed with the Securities and Exchange Commission on May 7, 2015, as amended.

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Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of TerraForm Global, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 7550 Wisconsin Avenue, 9th Floor, Bethesda, Maryland 20814.

Item 2. Identity and Background.

This Statement is being filed on behalf of Renova Energia S.A. (the “Reporting Person”), a listed sociedade anonima (S.A.) organized under the laws of Brazil. Its principal offices are located at Avenida Roque Petroni Junior, 999, 4 andar, Sao Paulo, SP, Brazil 04707-910.

Attached as Schedule I is a chart setting forth, the name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship with respect to each executive officer, director and controlling person of the Reporting Person.

During the last five years prior to the date hereof, neither the Reporting Person, to the best knowledge of the Reporting Person, nor any of the other persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The shares were acquired pursuant to a securities swap agreement (the “Securities Swap Agreement”) by and among TerraForm Global, Inc. (the “Issuer”), a Delaware corporation, TerraForm Global, LLC (“TerraForm Global”), a limited liability company organized under the laws of the State of Delaware, SunEdison, Inc. (“SunEdison”), a Delaware corporation and the Reporting Person, dated as of July 15, 2015 (the “Security Swap Agreement”), the text of which is contained in Exhibit 1 listed in Item 7 below and incorporated herein by reference, by which the Reporting Person received shares of Class A Common Stock of the Issuer as partial consideration for the sale of certain assets of the Reporting Person. The Reporting Person received as consideration for this sale a cash settlement of U.S.$92.1 million and 20,327,499 shares of the Class A Common Stock with a value of U.S.$ 321.3 million, assuming an initial public offering price of U.S.$15.00 per share of Class A Common Stock and conversion rate of R$ 0.3187 per U.S.$1.00 as of July 15, 2015.

Item 4. Purpose of Transaction.

A.        Securities Swap Agreement

Pursuant to the Securities Swap Agreement, among other things, Renova and TerraForm Global agreed to swap the Swapped Securities (as defined in the Securities Swap Agreement) for 20,327,499 shares of Class A Common Stock of the Issuer pursuant to the terms of the Securities Swap Agreement. The summary contained in this Schedule 13D of certain provisions of the Securities Swap Agreement is subject to, and qualified in its entirety by, the full text of the Securities Swap Agreement contained in Exhibit 1 listed in Item 7 below and incorporated herein by reference.

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B.         Board Member

Pursuant to the Securities Swap Agreement, the Reporting Person is entitled to appoint one member of the board of the directors of the Issuer pursuant to the Security Swap Agreement. Such right to appoint a member of the board of directors of the Issuer will continue so long as the Reporting Person holds at least 28% of the Class A Common Stock described herein. Other than as described above, the Reporting Person has no present plans or proposals to change the number or term of directors or to fill any other existing vacancies on the board.

C.         General

Other than as described above and as described in Item 6, the Reporting Person has no plans or proposals that would result in:

    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
    a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
    any material change in the present capitalization or dividend policy of the Issuer;
    any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
    changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
    any action similar to any of those enumerated above.

The Reporting Person expects to review from time to time its investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, as well as: (i) purchase additional shares of Class A Common Stock, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Class A Common Stock, options or other securities now beneficially owned or hereafter acquired by it; (iii) propose one director for the Issuer’s board of directors; (iv) acquire assets of the Issuer and its subsidiaries; and (v) engage in such other proposals as the Reporting Person may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j), above.

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Item 5.  Interest in Securities of the Issuer.

a.	The Reporting Person beneficially owns 20,327,499 shares of Class A Common Stock, which represents 17.14% of the 118,597,013 shares of Common Stock outstanding as reported in the Issuer’s prospectus (Form S-1/A) filed with the Securities and Exchange Commission on May 7, 2015, as amended.
b.	The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 20,327,499 shares of Class A Common Stock described in Item 5a above.
c.	Except as described herein, no transaction in shares of Class A Common Stock were effected during the past 60 days by the Reporting Person.
d.	No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Reporting Person.
e.	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A.        Securities Swap Agreement

Pursuant to the Securities Swap Agreement, among other things, Renova and TerraForm Global agreed to swap the Swapped Securities (as defined in the Securities Swap Agreement) for 20,327,499 shares of Class A Common Stock of the Issuer pursuant to the terms of the Securities Swap Agreement. The summary contained in this Schedule 13D of certain provisions of the Securities Swap Agreement is subject to, and qualified in its entirety by, the full text of the Securities Swap Agreement contained in Exhibit 1 listed in Item 7 below and incorporated herein by reference.

B.         Lock-Up Agreement

The executive officers and directors of the Issuer, the Reporting Person and a certain other stockholders of the Issuer each entered into the Lock-Up Agreement letter agreement (the “Lock-Up Agreement”) with J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC (in their capacity as representatives of the underwriter for the Initial Public Offering of the Issuer (the “IPO”)) (the “Representatives”).

Pursuant to the Lock-Up Agreement, the Reporting Person has agreed that for a period of 180 days following the date of the underwriting agreement with the Representatives related to the IPO, subject to specified exceptions, it will not, without the prior written consent of the Representatives directly or indirectly, offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of the Class A Common Stock, including, without limitation, shares of Class A Common Stock which may be deemed to be beneficially owned by the Reporting Person in accordance with the rules and regulations of the Securities and Exchange Commission.

Waiver of Rights and Notice. According to the Lock-Up Agreement, the Reporting Person agreed to waive, in connection with the IPO:

1.	All rights to notice pursuant to any agreement, understanding or otherwise the Reporting Person might have, which sets forth the terms of any security of the Issuer held by the Reporting Person and;

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2.	Any registration rights the Reporting Person may have pursuant to any agreement, understanding or otherwise the Reporting Person might have, which sets forth the terms of any security of the Issuer held by the Reporting Person.

The summary contained in this Schedule 13D of certain provisions of the Lock-Up Agreement is subject to, and qualified in its entirety by, the full text of the Lock-Up Agreement contained in Exhibit 2 listed in Item 7 below and incorporated herein by reference.

C.         Put/Call Agreement

The Reporting Person and SunEdison, a controlling shareholder of the Issuer’s common stock, entered into a put and call agreement, dated July 31, 2015 (the “Put/Call Agreement”), as amended, pursuant to which, for a ten-day period beginning on March 31, 2016: (i) the Reporting Person will have the right to require SunEdison to repurchase, at the Reporting Person’s election, up to 7,000,000 shares of the Class A Common Stock, and (ii) SunEdison will have the right to purchase from the Reporting Person, at SunEdison’s election, up to 4,200,000 of the Class A Common Stock, in each case on one occasion, at a price equal to R$50.48 per share, provided that, at the sole election of SunEdison, SunEdison will have the right to pay U.S.$15.00 per share in lieu of the price of R$50.48 per share. The summary contained in this Schedule 13D of certain provisions of the Put/Call Agreement is subject to, and qualified in its entirety by, the full text of the Put/Call Agreement contained in Exhibit 3 listed in Item 7 below.

D.         Omnibus Agreement

The Reporting Person, the Issuer, TerraForm Global, SunEdison, TerraForm Global Brazil Holding B.V., a cooperative (coöperatie) established under the laws of the Netherlands (“EMYC Sub”) and TERP GLBL Brasil I Participações S.A., a sociedade anonima (S.A.) organized under the laws of Brazil (the “Buyer”), an omnibus agreement dated September 18, 2015 (the “Omnibus Agreement”) pursuant to which the Reporting Person granted EMYC Sub, an affiliate of the Issuer, a continuing security interest in 19,221,671 shares of the Class A Common Stock as collateral (the “Collateral”) for ongoing obligations of the Reporting Person with respect to certain assets acquired from the Reporting Person. The security interest has been perfected through the filing of appropriate Uniform Commercial Code financing statements describing the Collateral. The summary contained in this Schedule 13D of certain provisions of the Omnibus Agreement is subject to, and qualified in its entirety by, the full text of the Omnibus Agreement contained in Exhibit 4 listed in Item 7 below.

E.         Option Agreement

The Reporting Person and the Issuer have entered into an option agreement dated July 15, 2015 (the “Option Agreement”) for development assets, pursuant to which the Reporting Person has granted the Issuer a right, at the Issuer’s election, to acquire certain current and future renewable energy projects owned by the Issuer that are supported by certain purchase agreements having a term of at least ten years that (i) are in development, (ii) are under construction or (iii) have achieved commercial operation dates. The exercise price is based on a proposed financial model. If the option is exercised, the Issuer will pay for the applicable project with shares of the Class A Common Stock. The summary contained in this Schedule 13D of certain provisions of the Option Agreement is subject to, and qualified in its entirety by, the full text of the Option Agreement contained in Exhibit 5 listed in Item 7 below.

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F.         Registration Rights Agreement

The Reporting Person and the Issuer have entered into a Registration Rights Agreement dated September 18, 2015 (the “Registration Rights Agreement”) pursuant to which, among other things, (i) the Issuer agreed to file a shelf registration statement and (ii) the Reporting Person is entitled to certain “piggyback” registration rights for registered offerings of the Issuer’s securities under the Securities Act of 1933, subject to certain limitations. The summary contained in this Schedule 13D of certain provisions of the Registration Rights Agreement is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement contained in Exhibit 6 listed in Item 7 below.

Item 7.  Material to Be Filed as Exhibits.

Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

Exhibit	Name
1	Security Swap Agreement by and among TerraForm Global, Inc., TerraForm Global, LLC, SunEdison, Inc. and Renova Energia S.A., dated as of July 15, 2015, a copy of which is incorporated herein by reference from Exhibit 2.2 to the registration statement on Form S-1 originally filed by the Issuer on May 7, 2015, as amended.
2	Form of the Lock-Up Agreement by and among the parties named therein a copy of which is incorporated herein by reference from Exhibit A to Exhibit 1.1 to the registration statement on Form S-1 originally filed by the Issuer on May 7, 2015, as amended.
3	Put/Call Agreement by and between Renova Energia S.A. and SunEdison, Inc., dated as of July 31, 2015 and First Amendment to Put/Call Agreement by and between Renova Energia S.A. and SunEdison, Inc., dated as of September 18, 2015.
4	Omnibus Agreement by and among TerraForm Global, Inc., TerraForm Global, LLC, SunEdison, Inc., TerraForm Global Brazil Holding B.V., TERP GLBL Brasil I Participações S.A. and Renova Energia S.A., dated as of September 18, 2015.
5	Option Agreement by and between TerraForm Global, Inc. and Renova Energia S.A., dated as of July 15, 2015.
6	Registration Rights Agreement by and between TerraForm Global, Inc. and Renova Energia S.A., dated as of September 18, 2015.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2015

RENOVA ENERGIA S.A.

By:  /s/ Ricardo de Lima Assaf

Name: Ricardo de Lima Assaf
Title: General Counsel

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Schedule I

Name	Principal Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Ricardo Lopes Delneri	Avenida Roque Petroni Junior, 1089, sala 1101, Sao Paulo, SP, Brazil 04707-000	Director, RR Participações S.A.	Brazilian
Thiago Montenegro Henry	Avenida Roque Petroni Junior, 1089, sala 1101, Sao Paulo, SP, Brazil 04707-000	Manager of Shareholder Interests, Clime Trading	Brazilian
Renato do Amaral Figueiredo	Avenida Roque Petroni Junior, 1089, sala 1101, Sao Paulo, SP, Brazil 04707-000	Director, RR Participações S.A..	Brazilian
Daniel Teruo Famano	Avenida Roque Petroni Junior, 1089, sala 1104, Sao Paulo, SP, Brazil 04707-000	Investor Relations Director, RR Casa de Investimentos e Participações	Brazilian
Geoffrey David Cleaver	Avenida Paulista, 688, 6 andar, Sao Paulo, SP, Brazil 01310-100	Executive Superintendent, Mantiq Investimentos Limitada	Brazilian
Carlos José Teixeira Correa	Avenida Paulista, 688, 6 andar, Sao Paulo, SP, Brazil 01310-000	Superintendent of Investments, Mantiq Investimentos Limitada	Brazilian
Rodrigo Matos Huet de Bacellar	Avenida República do Chile, 100 – Centro, Rio de Janeiro, RJ, Brazil 20031-917	Superintendent, BNDES	Brazilian
Ana Paula de Sousa Soares	Avenida República do Chile, 100 – Centro, Rio de Janeiro, RJ, Brazil 20031-917	Manager of the Equity Portfolio Department, BNDES	Brazilian
Silvio Cláudio Peixoto de Camargo	Rua Joaquim Floriano, 820, 16 andar, Sao Paulo, SP, Brazil 04534-003	Business Administrator, Investment Advisor and Partner, Managrow Consultoria Estratégica em Finanças Ltda.	Brazilian
Peter Edward Cortes Marsden Wilson	Rua Joaquim Floriano, 820, 16 andar, Sao Paulo, SP, Brazil 04534-003	Partner for Asset Management and Corporate Finance Profitability, Managrow Consultoria Estratégica em Finanças Ltda.	Brazilian
Evandro Leite Vasconcelos	Avenida Barbacena, 1200 – Belo Horizonte, Minas Gerais, MG, Brazil, 30190-131-	Chief Trading Officer, Cemig	Brazilian

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Tiago de Sousa Guedes	Avenida Marechal Floriano, 168 - B1 - 2 andar - Corredor B – Rio de Janeiro, RJ, Brazil 20080-002	Specialist in New Businesses, Light Serviços de Electicidade S.A.	Brazilian
Fernando Henrique Schuffner Neto	Avenida Barbacena, 1200 – Belo Horizonte, Minas Gerais, MG, Brazil, 30190-131	Director of Business Development, Cemig	Brazilian
Fellipe Fernandes Goulart dos Santos	Avenida Barbacena, 1200 – Belo Horizonte, Minas Gerais, MG, Brazil, 30190-131	Engineer, Energy Risk Analyst, Cemig	Brazilian
André Rocha Mahmoud	Avenida Marechal Floriano, 168 – 2 andar – Bloco 4 , Rio de Janeiro, RJ, Brazil 20080-002	Superintendent of Internal Auditing, Risk and Compliance, Light Serviços de Electicidade S.A.	Brazilian

Marcelo Pereira de Carvalho	Avenida Avenida Barbacena, 1200 – Belo Horizonte, Minas Gerais, MG, Brazil, 30190-131	Business Development Manager, Cemig	Brazilian

Corporate Executive Team
Carlos Mathias Aloysius Becker Neto	Avenida Roque Petroni Junior, 999, 4 andar, Sao Paulo, SP, Brazil 04707-910	Chief Executive Officer / Director-President, Renova Energia S.A.	Brazilian
Pedro Villas Boas Pileggi	Avenida Roque Petroni Junior, 999, 4 andar, Sao Paulo, SP, Brazil 04707-910	Finance, Business Development and Investor Relations Director–Vice President, Renova Energia S.A.	Brazilian
Ney Maron de Freitas	Avenida Roque Petroni Junior, 999, 4 andar, Sao Paulo, SP, Brazil 04707-910	Environment and Sustainability Director-Vice President, Renova Energia S.A.	Brazilian
Ricardo de Lima Assaf	Avenida Roque Petroni Junior, 999, 4 andar, Sao Paulo, SP, Brazil 04707-910	General Counsel, Renova Energia S.A.	Brazilian

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Alvaro de Freitas Gouveia Silva	Avenida Roque Petroni Junior, 999, 4 andar, Sao Paulo, SP, Brazil 04707-910	Chief Operating Officer, Renova Energia S.A.	Angolan